CHINA ORGANIC AGRICULTURE, INC.
Dalian City, Zhongshan District, Youhao Road
Manhattan Buildings #1, Suite 1511
Dalian City, Liaoning Province, P.R. China

May 18, 2011

Mr. J. Nolan McWilliams
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	China Organic Agriculture, Inc. Form 10-K for the fiscal year ended December 31, 2009 Filed: May 14, 2010 File No. 0-52430

Dear Mr. Williams:

The undersigned, as Chief Executive Officer of China Organic Agriculture, Inc. (the “Company”), hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

CHINA ORGANIC AGRICULTURE, INC.

By:	/s/ Andy Guo
Andy Guo Chief Executive Officer

cc: Lauren Nguyen

EATON & VAN WINKLE LLP
Three Park Avenue, 16th floor
New York, NY 10016

Vincent J. McGill	Direct Dial:
Partner	(212) 561-3604

May 18, 2011

Mr. J. Nolan McWilliams
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549
Attention: Mr. J. Nolan McWilliams

Re:	China Organic Agriculture, Inc. Form 10-K for the fiscal year ended December 31, 2009 Filed: May 14, 2010 File No. 0-52430

Ladies and Gentlemen:

On behalf of China Organic Agriculture, Inc. (the “Company”), we are writing in response to the Staff’s letter of comment dated December 30, 2010 concerning the Form 10-K for the fiscal year ended December 31, 2009  filed by the Company on May 14, 2010 (the “2009 Form 10-K”).

Our responses below have been numbered to correspond to the Staff’s comments.  A letter from the Company acknowledging responsibility for its filings under the Securities Exchange Act has been filed contemporaneously with this letter.

Form 10-K

Item 1A. Risk Factors, page 7

1. In future filings, please delete the last three sentences of the introductory paragraph as this duplicates statements made in the forward-looking statements disclaimer on page 3.

Response: The Company has advised us that it will not include the statements referred to in this comment in future filings.

Our revenues depend in large part on our customer and supplier relationships, page 7

2. In future filings, please revise the risk factor to disclose that two customers comprise approximately 47% of your revenues and that revenues from each of these customers appears to be declining. Additionally, disclose that you are substantially dependent on two suppliers for approximately 54% of your purchases.

Response: The Company has advised us that it will include the statements referred to in this comment, to the extent true, as part of the risk factor concerning customer concentration and dependence on a limited number of suppliers in future filings.

Our management is not familiar with the United States securities laws, page 13

3. In future filings, please revise this risk factor to disclose any applicable legal proceedings and the settlement with Lance C. Provo.

Response: The Company has advised us that it will disclose any applicable legal proceedings and the terms of the settlement in the referenced securities class action in future filings.

We will continue to incur significant costs as a result of operating as a public company, page 13

4. In future filings, please revise this risk factor to disclose that you have concluded that, as of December 31, 2009, your disclosure controls and procedures were not effective and that your internal controls over financial reporting were not effective.

Response: The Company has advised us that it will disclose as part of this risk factor in future filings the conclusions of its management that as of December 31, 2009, the Company’s disclosure controls and procedures and internal controls over financial reporting were not effective.

Item 7. Management's Discussion and Analysis, page 16

5. In future filings, please revise the Management's Discussion and Analysis of Financial Condition and Results of Operation section to disclose and quantify each significant factor that contributed to the material changes in financial statement line items in the financial statements presented. For example, we note that you disclosed sales were increased in 2009 due to the Agricultural Products segment and the purchase of 60% of Dalian Huiming in October 2008. In future filings, please revise to quantify how the factors contributed to material changes in the financial statement line items.

Response: The Company has advised us that it will revise the Management's Discussion and Analysis of Financial Condition and Results of Operation section included in future filings to disclose and quantify each significant factor that contributed to the material changes in financial statement line items in the financial statements presented.

Results of Operations – Annual Periods 2009 and 2008, page 17

6. Please revise your filing* to include a separate discussion of operating results by segment, in addition to your current discussion of consolidated results. Please note that the presentation of your segment results and related discussion should follow your presentation of as well as discussion of consolidated operating results. See Item 303(a) of Regulation S-K.

Response: The Company has advised us that in future filings* it will include a separate discussion of operating results by segment, in addition to the discussion of consolidated results.

____________
*On May 17, 2011, we were advised by Lauren Nguyen in a telephone conversation that an amendment to the Company’s 2009 Form 10-K would not be required in response to this comment.

Item 10. Directors and Executive Officers of the Registrant, page 27

7. In future filings, please revise your director biographies to discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director for you. Refer to Item 401(e) of Regulation S-K.

Response: The Company has advised us that in future filings it will revise its director biographies to discuss the specific experience, qualifications, attributes, or skills that led to the conclusion that the person should serve as a director of the Company.

If there are any questions or comments, please direct them to me at (212) 561-3604 or Mark Orenstein at (212) 561-3638, or fax them to me at (212) 779-9928, 9930 or 9931.

Sincerely,

/s/Vincent J. McGill

cc:   Lauren Nguyen